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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

       JONA, INC.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

       1701 EAST E. STREET
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                                   (Street)

        CASPER                        WY                              82601
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  WEBB INTERACTIVE SERVICES, INC.
                                              (WEBB.OB)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year  March 2002
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
    _XX_ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)        3/19/02     P             3,900,000       A         (2)                                D
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Common Stock(1)        3/28/02     P             2,500,000       A         (2)           7,500,000            D
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Common Stock(3)                                                                             15,000            I        By sole
                                                                                                                       shareholder
                                                                                                                       and spouse
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).


  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants                 $1.00             03/19/02             A
(right to buy)(1)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants                 $1.00             03/28/02             A
(right to buy)(1)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants                 $1.00             03/28/02             A
(right to buy)(1)
-----------------------------------------------------------------------------------------------------------------------------

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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                               03/19/02  03/19/07  Common    3,900,000          (2)                             D
                                                   Stock
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                               03/28/02  03/28/07  Common    2,500,000          (2)                             D
                                                   Stock
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                               03/28/02  03/28/07  Common    2,500,000          (4)        10,060,000           D
                                                   Stock
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

Explanation of Responses:

(1) These securities are owned directly by Jona, Inc. and indirectly by Neil A. McMurry who is the sole shareholder of Jona, Inc.
(2) The reported securities are included within units purchased by the reporting person for $1.00 per unit. Each unit consists of one share of Common Stock and one Common Stock Warrant to purchase one share of Common Stock.
(3) These securities are owned by Neil A. McMurry and his spouse, and are indirectly owned by Jona, Inc.
(4) Issued in consideration for the early exercise on March 28, 2002 by the reporting person of its option to purchase 2,500,000 units.

          JONA, INC.

          /s/ Neil A. McMurry               April 10, 2002
          -------------------------------  -----------------
          **Signature of Reporting Person        Date
          As President of Jona, Inc.


       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

Joint Filer Statement

Name:                               Neil A. McMurry

Address:                            1701 E. East Street
                                    Casper, WY  82601

Designated Filer:                   Jona, Inc.

Issuer and Ticker Symbol:           Webb Interactive Services, Inc. (WEBB.OB)

Date of Event Requiring Statement:  March, 2002

Signature:                          /s/ Neil A. McMurry
                                    -------------------
                                    Neil A. McMurry